EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2012 Results

TORONTO, Oct. 2, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2012. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a net loss for the three months ended August 31, 2012 of $1.5 million, or $0.08 per common share, compared with net income of $1.1 million, or $0.05 per diluted common share for the three months ended August 31, 2011. The net loss for the nine months ended August 31, 2012 was $4.8 million, or $0.28 per common share, compared with a net loss of $3.6 million, or $0.24 per common share for the nine months ended August 31, 2011. The Company's net loss in the three months ended August 31, 2012, when compared to the net income in the three months ended August 31, 2011, can be attributed to the prior period's fair value adjustment of the derivative liability, as described below, and revenue from the amendment of the existing development and commercialization agreement between the Company and Par Pharmaceutical, Inc. to include additional strengths of Focalin XR® generic products. The fair value adjustment of the derivative liability for the three months ended August 31, 2012 was $0.5 million versus $2.5 million in the comparable prior period. There was nil revenue in the current period and revenue of $0.5 million was recognized in the prior period from the $0.6 million cash payment received on the amendment of the existing development and commercialization agreement with Par Pharmaceutical, Inc.

Loss from operations for the three months ended August 31, 2012 was $2.1 million compared with $1.4 million for the three months ended August 31, 2011. Research and development expense for the three months ended August 31, 2012 increased to $1.3 million compared to $1.2 million in the three months ended August 31, 2011. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended August 31, 2012 were lower by $0.1 million. Selling, general and administrative expenses for the three months ended August 31, 2012 increased to $0.7 million versus $0.6 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended August 31, 2012 were higher by $0.1 million in comparison to the prior period.

At August 31, 2012, Intellipharmaceutics' cash and cash equivalents totaled $2.9 million, compared with $4.9 million at May 31, 2012. The decrease in cash during the three months ended August 31, 2012 is mainly a result of cash used in operating activities related to research and development activities.

For the three months ended August 31, 2012 net cash flows used in operating activities increased to $1.6 million, as compared to net cash flows used in operating activities for the three months ended August 31, 2011 of $1.3 million. During these periods the Company incurred similar cash expenditures in research and development activities and for selling, general and administrative expenses. The current periods' increase in cash flows used in operating activities can be attributed to the prior periods' cash receipt in the three months ended August 31, 2011 of $0.6 million from Par Pharmaceutical, Inc. based on the terms of the expanded agreement for development and commercialization of Focalin XR® generics. In the prior three month period this was partially offset by the foreign exchange loss of $0.1 million compared to the current three month period foreign exchange gain of $0.2 million. For the three months ended August 31, 2012 net cash flows used in investing activities of $0.4 million related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

Corporate Update

  In July 2012, the Company reached an agreement with AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (collectively "AstraZeneca") to settle all outstanding patent litigation concerning its abbreviated new drug application ("ANDA") for the commercialization in the United States of a generic version of the AstraZeneca drug product, Seroquel XR® (quetiapine fumarate extended-release) tablets. On July 30, 2012, and pursuant to the settlement, AstraZeneca and the Company filed proposed Consent Judgments in the District Court for the Southern District of New York to conclude the litigation, subject to other regulatory review. The settlement provides, in part, that the Company is permitted to launch its generic versions of the 50, 150, 200, 300 and 400 mg strengths of Seroquel XR®, on November 1, 2016, or earlier in certain circumstances, subject only to prior U.S. Food and Drug Administration ("FDA") approval of the Company's ANDA for those strengths. All other terms of the settlement are confidential.

  In September 2012, the Company announced the achievement of another of its previously announced development goals for 2012 with its filing of two ANDAs with the FDA. The first ANDA was for a generic version of the marketed drug Keppra XR® (levetiracetam extended-release tablets), an antiepileptic drug indicated for the treatment of partial onset seizures in patients with epilepsy. The second ANDA was for a generic version of the marketed drug Pristiq® (desvenlafaxine extended-release tablets), a selective serotonin and norepinephrine reuptake inhibitor indicated for the treatment of major depressive disorder. According to Wolters Kluwer Health, U.S. sales ("TRx MBS Dollars") for the 12 months ending August 2012 for Keppra XR® were approximately $146 million and for Pristiq® were approximately $627 million.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and nine months ended August 31, 2012, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars, except share data)
	August 31,	November 30,
	2012	2011
	$	$

Assets
Current
Cash and cash equivalents	2,871,807	4,817,088
Accounts receivable	11,088	3,383
Investment tax credits	319,403	349,861
Prepaid expenses, sundry and other assets	318,908	124,982
	3,521,206	5,295,314

Property and equipment, net	1,431,756	951,914
	4,952,962	6,247,228

Liabilities
Current
Accounts payable	629,193	554,210
Accrued liabilities	185,265	436,154
Employee cost payable	599,951	736,073
Current portion of capital lease obligations	50,081	43,383
Due to related parties	783,750	757,126
	2,248,240	2,526,946

Deferred revenue	--	107,091
Capital lease obligations	60,313	95,206
Warrant liability	4,216,997	6,611,015
	6,525,550	9,340,258

Contingencies

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,801,623 common shares	147,152	147,152
(2011 - 15,908,444)
Additional paid-in capital	27,411,014	20,822,672
Accumulated other comprehensive loss	(430,335)	(115,035)
Deficit	(28,700,419)	(23,947,819)
	(1,572,588)	(3,093,030)
	4,952,962	6,247,228

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of comprehensive (loss) income

(Stated in U.S. dollars, except share data)
	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Revenue
Research and development	--	501,814	107,091	501,814
	--	501,814	107,091	501,814

Expenses
Research and development	1,279,401	1,237,291	4,381,249	3,861,206
Selling, general and administrative	732,615	566,423	2,705,425	2,009,856
Depreciation	128,890	61,332	266,325	165,677
	2,140,906	1,865,046	7,352,999	6,036,739

Loss from operations	(2,140,906)	(1,363,232)	(7,245,908)	(5,534,925)
Fair value adjustment of derivative liability	488,459	2,536,680	2,303,107	4,137,626
Financing expense	--	--	--	(2,357,732)
Net foreign exchange gain (loss)	207,644	(71,068)	218,459	184,451
Interest income	1,937	15,200	19,480	40,798
Interest expense	(15,372)	(20,449)	(47,738)	(65,364)
Net (loss) income	(1,458,238)	1,097,131	(4,752,600)	(3,595,146)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(198,096)	45,306	(315,300)	(137,629)
Comprehensive (loss) income	(1,656,334)	1,142,437	(5,067,900)	(3,732,775)

(Loss) income per common share, basic and diluted
Basic	(0.08)	0.07	(0.28)	(0.24)
Diluted	(0.08)	0.05	(0.28)	(0.24)

Weighted average number of common shares outstanding
Basic	17,786,409	15,906,954	17,061,071	14,690,454
Diluted	17,786,409	23,913,466	17,061,071	14,690,454

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$

Net (loss) income	(1,458,238)	1,097,131	(4,752,600)	(3,595,146)
Items not affecting cash
Depreciation	128,890	61,332	266,325	165,677
Stock-based compensation	249,535	66,270	2,077,512	658,840
Deferred share units	10,906	6,637	26,914	26,730
Interest accrual	11,637	20,368	34,048	65,140
Fair value adjustment of derivative liability	(488,459)	(2,536,680)	(2,303,107)	(4,137,627)
Financing expense	--	--	--	884,587
Unrealized foreign exchange (gain) loss	(119,622)	(132,472)	(129,077)	113,414
Change in non-cash operating assets & liabilities
Accounts receivable	(8,672)	(4,440)	(7,695)	(4,547)
Investment tax credits	204,908	137,089	41,673	603,113
Prepaid expenses, sundry assets and other assets	(76,946)	23,859	(221,633)	(120,075)
Accounts payable and accrued liabilities	(29,600)	(129,976)	(551,040)	62,951
Deferred revenue	--	98,186	(107,091)	98,186
Cash flows used in operating activities	(1,575,661)	(1,292,696)	(5,625,771)	(5,178,757)

Financing activities
Payments due to related parties	(33,715)	--	(33,715)	(351,229)
Repayment of capital lease obligations	(11,013)	(2,884)	(32,235)	(12,852)
Issuance of common shares on exercise of stock options	--	--	--	90,818
Proceeds from issuance of shares and warrants, gross	--	--	--	12,000,000
Proceeds from issuance of shares on exercise of warrants	125,000	--	187,500	--
Proceeds from issuance of shares on financing	--	--	5,000,000	--
Share issuance cost	(193,204)	--	(703,625)	--
Cash flows (used in) from financing activities	(112,932)	(2,884)	4,417,925	11,726,737

Investing activity
Purchase of property and equipment	(369,590)	(124,542)	(746,167)	(302,045)
Cash flows used in investing activities	(369,590)	(124,542)	(746,167)	(302,045)

Effect of foreign exchange (loss) gain on cash held in foreign currency	(4,955)	(4,504)	8,732	18,573

(Decrease) Increase in cash	(2,063,138)	(1,424,626)	(1,945,281)	6,264,508
Cash and cash equivalents, beginning of period	4,934,945	8,478,270	4,817,088	789,136
Cash and cash equivalents, end of period	2,871,807	7,053,644	2,871,807	7,053,644

Supplemental cash flow information
Interest paid	33,715	--	33,715	113,940
CONTACT: Intellipharmaceutics International Inc.
         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com